Solarfun Reports Second Quarter 2010 Results

SHANGHAI, August 3, 2010  -- Solarfun Power Holdings Co., Ltd. ( "Solarfun" or the "Company") (Nasdaq: SOLF), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today reported its unaudited financial results for the quarter ended June 30, 2010.

SECOND QUARTER 2010 HIGHLIGHTS

•	Total net revenues were RMB 1,752.7 million (US$258.5 million), an increase of 18.8% from 1Q10 and an increase of 105% from 2Q09.
•	PV module shipments, including module processing services, reached 204.6 MW, an increase from 150.6 MW in 1Q10 and from 64.3 MW in 2Q09.
•	Average selling price (“ASP”), excluding module processing services, declined by 6.8% to RMB 11.19 per watt (US$1.65) from RMB 12.01 per watt in 1Q10.
•	Gross profit increased 35.4% quarter-over-quarter to RMB 368.8 million (US$ 54.4 million) from RMB 272.5 million in 1Q10.
•	Despite the decline in ASP, gross margin increased to 21.0% from 18.5% in 1Q10, primarily due to a continued reduction in manufacturing costs.
•	Despite the continued volatility in the currency market between Euro and RMB , the Company recorded a net currency gain of RMB 15.1 million (US$ 2.2 million).
•	Net income attributable to shareholders on a GAAP basis was RMB 272.8 million (US$ 40.2 million), an increase of 96.4% from RMB 138.9 million in 1Q10.
•	Net income attributable to shareholders on a non-GAAP basis[1] was RMB 231.7 million (US$ 34.2 million), an increase of 46.5% from RMB 158.1 million in 1Q10.
•	Net income per basic ADS on a GAAP basis was RMB 4.71 (US$ 0.69), an increase of 96.2% from the previous quarter.
•	Net income per basic ADS on a non-GAAP basis was RMB 4.00 (US$ 0.59), an increase of 46.5% from the previous quarter.
•	Annualized ROE on a non-GAAP basis significantly improved to 35.9% in 2Q10 from 26.6% in 1Q10 and negative 38.3% in 2Q09.
•	The Company generated RMB 417.5 million (US$ 61.6 million) in cash from operating activities during the quarter.

Peter Xie, President of Solarfun, commented, "We are pleased to announce another quarter of outstanding performance.  For the first six months of 2010, the Company shipped a total of 355 MW of PV modules and achieved net income per basic ADS of US$1.05 on a GAAP basis and US$0.99 on a non-GAAP basis. The strong results can be attributed to continued strong end-market demand as well as consistent execution by the management team.   We expect robust demand for the rest of 2010, and are raising our 2010 full year shipment guidance from 650 MW to approximately 750 MW.    Based on early demand indications from our key customers for 2011, we are increasingly optimistic about the Company’s future performance.”

__________________
1 All non-GAAP numbers used in this press release exclude the accounting impact from the adoption of ASC 815-40, which relates to the accounting treatment for the convertible bonds.   Please refer to the attached financial statements for the reconciliation between the GAAP and non-GAAP financial results.

SECOND QUARTER 2010 RESULTS

•
Total net revenues were RMB 1,752.7 million (US$ 258.5 million), an increase of 18.8% from 1Q10 and an increase of 105.1% from 2Q09.  The increase in net revenues in 2Q10 was primarily due to significantly higher shipment volumes which reflect improved industry demand as well as growth in the Company’s production capacity.

•	Revenue contribution from PV module processing services as a percentage of total net revenues was 11.9% as compared to 7.8% in 1Q10.
•	PV module shipments, including module processing services, reached 204.6 MW, an increase from 150.6 MW in 1Q09 and from 64.3 MW in 2Q09.
•	The revenue breakdowns by shipment destination and by invoiced location in 2Q10 are as follows:

By shipping destination	By invoice location

•	Starting next quarter, the Company will disclose only revenue breakdown by shipment destination as the management team believes this more accurately reflects the Company’s geographic diversification.
•
ASP, excluding module processing services, declined by 6.8% to RMB 11.19 (US$ 1.65) per watt from RMB 12.01 per watt in 1Q10. The decline in ASP in 2Q10 was primarily due to the depreciation of the Euro against the Renminbi.

•
Gross profit grew 35.4% quarter-on-quarter to RMB 368.8 million (US$ 54.4 million) from RMB 272.5 million in 1Q10.  Despite the decline in ASP, gross margin increased to 21.0% from 18.5% in 1Q10, primarily due to a continued reduction in manufacturing costs.

•
The blended COGS per watt, excluding module processing services, was US$ 1.31, representing a 7.7% decrease from US$ 1.42 per watt in 1Q10. The blended COGS takes into account the processing cost (silicon and non-silicon) using internally-sourced wafers, purchase cost and additional processing cost of externally-sourced wafers and cells, as well as freight costs.

•	The production cost (including both silicon and non-silicon costs) using internally sourced wafers was US$ 1.12 per watt, representing a 5.9% decrease from US$ 1.19 per watt in 1Q10.

1

•
Operating profit was RMB 269.2 million (US$ 39.7 million), representing an increase of 42.4% from RMB 189.1 million in 1Q10. The Company had an operating loss of RMB 121.9 million in 2Q09. Operating margin for 2Q10 was 15.4% which compares to 12.8% in 1Q10 and negative 14.3% in 2Q09.  Operating expenses as a percentage of total net revenues stayed flat at 5.7% in 2Q10 as compared to the previous quarter.

•	Interest expense of 2Q10 was RMB 40.2 million (US$ 5.9 million) and has not fluctuated significant compared to 1Q10 of RMB 40.9 million.
•
Although Solarfun is not immune to currency fluctuations, especially the depreciation of the Euro against the US dollar, its active hedging program reduces the Company's exposure. For 2Q10,  the Company recorded a net foreign exchange gain of RMB 15.1 million (US$ 2.2 million), representing foreign exchange losses that were more than offset by a gain from  the change in fair value of foreign currency derivatives. The Company recorded a net foreign exchange gain of RMB 3.7 million in 1Q10.

•
Gain from the change in fair value of the conversion feature of the Company's convertible bonds was RMB 57.8 million (US$8.5 million), as compared to a loss of RMB 2.5 million in 1Q10 and a loss of RMB 113.4 million in 2Q09. The fluctuations, from the adoption of ASC 815-40 since January 1, 2010 were primarily due to changes in the Company's share price during the quarter. This line item has fluctuated, and is expected to continue to fluctuate quarter-to-quarter. The Company has no direct control over the fluctuations.

•
On a GAAP basis, net income attributable to shareholders was RMB 272.8 million (US$40.2 million), compared to net income attributable to shareholders of RMB 138.9 million in 1Q10 and net loss attributable to shareholders of RMB 319.9 million in 2Q09. Net income per basic ADS was RMB 4.71 (US$0.69) in 2Q10, compared to RMB 2.40 in 1Q10 and net loss per basic ADS of RMB 5.95 in 2Q09.

•
On a non-GAAP basis, net income attributable to shareholders was RMB 231.7 million (US$34.2 million), as compared to RMB 158.1 million in 1Q10 and net loss attributable to shareholders of RMB 196.6 million in 2Q09. Net income per basic ADS, on a non-GAAP basis, was RMB 4.00 (US$0.59) in 2Q10, as compared to RMB 2.73 in 1Q10 and net loss per basic ADS of RMB 3.66 in 2Q09.

•	On a GAAP basis, the Company had an annualized return on equity of 35.2% in 2Q10, as compared to 19.2% in 1Q10 and negative 48.3% in 2Q09.
•	On a non-GAAP basis, the Company had an annualized return on equity of 35.9% in 2Q10, as compared to 26.6% in 1Q10 and negative 38.3% in 2Q09.

FINANCIAL POSITION

As of June 30, 2010, the Company had cash and cash equivalents of RMB 885.4 million (US$130.6 million) and net working capital of RMB 2,002.4 million (US$295.3 million). Total short-term bank borrowings (including the current portion of long-term bank borrowings) were RMB 706.0 million (US$104.1 million), as compared to RMB 930.6 million as of March 31, 2010. The reduction in short-term borrowings was because the Company used additional cash generated from operations to reduce short-term bank borrowings.

As of June 30, 2010, the Company had total long-term debt of RMB 884.7 million (US$130.5 million), which comprised both long-term bank borrowings and convertible notes payable. The Company's long-term bank borrowings are to be repaid in installments until their maturity in 2011 and 2012. Holders of the convertible notes may require the Company to purchase the notes on January 15, 2015.

Net cash from operating activities in 2Q10 was RMB 417.5 million (US$61.6 million), compared to negative RMB 5.4 million in 1Q10 and RMB140.8 million in 2Q09. The net cash inflow from operating activities was primarily due to the increase in net income and the reductions in accounts receivables and inventories.

As of June 30, 2010, accounts receivable declined to RMB 828.9 million (US$122.2 million) from RMB 849.0 million as of March 31, 2010. Days sales outstanding stayed relatively flat at 48 days in 2Q10, as compared to 47 days in 1Q10.

As of June 30, 2010, inventories decreased to RMB 591.6 million (US$87.2 million) from RMB 720.9 million as of March 31, 2010. Days inventory outstanding improved to 43 days in 2Q10 from 57 days in 1Q10 and from 71 days in 4Q09, primarily because of continued improvements in the Company’s supply chain management.

Capital expenditures were RMB 204.5 million (US$ 30.2 million) in 2Q10.  In the first 6 months of 2010, the total capital expenditures were 265.4 million (US$ 39.1 million).

CAPACITY EXPANSION

The Company recently announced the next phase of its cell line expansion. It plans to add another 50 MW to cell capacity from manufacturing process improvements and debottlenecking, to reach 550MW of cell capacity by early first quarter of 2011.  The Company is on track to expand its module capacity to 900 MW by August 30, 2010.

In addition, the Company recently announced that it plans to convert 160 MW of its cell capacity to high efficiency cell capacity through the introduction of selective emitter technologies.   The high efficiency cell capacity is expected to realize efficiency targets exceeding 18.5% and 17.0 % for monocrystalline and multicrystalline cells, respectively.

Details on the Company's production capacities and expected production capacities are as follows:

Capacity ramp-up plan
		Jun 30, 2009	Mar 31, 2010	Jun 30, 2010	Dec 31, 2010 (Estimated)
Ingot	MW	300	300	360	360
Wire saw	MW	300	300	400	400
Cell	MW	360	360	400	500
Module	MW	550	600	700	900

BUSINESS OUTLOOK

The Company provides the following guidance based on current operating trends and market conditions.

For 3Q10, the Company expects:

•	Total module shipments to be 210 MW to 220 MW, of which approximately 30% will be for PV module processing services.
•
ASP (excluding PV module processing services) to increase by approximately 3% from 2Q10 on the assumption that the Euro/US dollar exchange rate stays at approximately 1.28 during the third quarter of 2011.

In view of the continued robust demand from the Company’s customers for the remainder of 2010, the Company is raising its full-year 2010 shipment guidance from 650MW to approximately 750MW.  Module processing services are expected to represent approximately 30% of the total shipments.

CONFERENCE CALL

Management will host a conference call to discuss Solarfun's 2010 second quarter results on Aug 3, 2010 at 8:00 am Eastern Daylight Time ( 8:00 pm Shanghai time ) and take questions following the prepared remarks.

The dial-in details for the live conference call are as follows:

- U.S. Toll Free Number: +1 800 510 0219
- International dial-in number: +1 617 614 3451
- China Toll Free Number (North): +10 800 152 1490
- China Toll Free Number (South): +10 800 130 0399
  Passcode: SOLF

A live webcast of the conference call will be available on the investor relations section of the Company's website at: http://www.solarfun-power.com. A replay of the webcast will be available for one month.

Telephone replay of the call will be available for seven days after the conclusion of the call. The dial-in details for the replay are as follows:

- U.S. Toll Free Number: +1 888 286 8010
- International dial-in number: +1 617 801 6888
  Passcode:    88957192

FOREIGN CURRENCY CONVERSION

The conversion in this release of Renminbi into U.S. dollars is made solely for the convenience of the reader, and is based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board as of June 30, 2010, which was RMB 6.7815 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2010 or at any other date. The percentages stated in this press release are calculated based on Renminbi amounts.

USE OF NON-GAAP FINANCIAL MEASURES

The Company has included in this press release certain non-GAAP financial measures, including certain line items presented on the basis that the accounting impact of the adoption of ASC 815-40 had not been recorded. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP financial measures on a stand-alone basis or as a substitute for GAAP measures, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP measures with non-GAAP measures also included herein.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include 3Q and full-year 2010 estimates for PV product shipments, ASPs, production capacities and other results of operations. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Solarfun disclaims any obligation to update or correct any forward-looking statements.

About Solarfun

Solarfun Power Holdings Ltd. (NASDAQ: SOLF) is a leading manufacturer of solar PV cells and modules in China, focusing on delivering high quality and reliable products at competitive prices.  Solarfun produces its monocrystalline and polycrystalline products at its internationally certified, vertically-integrated manufacturing facilities. Solarfun partners with third-party distributors, OEM manufacturers, and system integrators to sell its modules into large-scale utility, commercial and governmental, and residential/small commercial markets. Solarfun maintains a strong global presence with local staff throughout Europe, North America, and Asia. Solarfun embraces environmental responsibility and sustainability by taking an active role in the photovoltaic cycle voluntary recycling program. For more information, visit: www.solarfun-power.com.

SOLF-G

 (1) All non-GAAP numbers used in this press release exclude the accounting impact from the adoption of ASC 815-40, which relates to the accounting treatment for the convertible bonds. Please refer to the attached financial statements for the reconciliation between the GAAP and non-GAAP financial results.

    For further information, please contact:

    Solarfun Power Holdings Co., Ltd.

    Paul Combs
    V.P. Strategic Planning
    26F BM Tower
    218 Wusong Road
    Shanghai, 200080
    P. R. China
    Tel:  86-21-26022833 / Mobile:  86 138 1612 2768
    E-mail: IR@solarfun-power.com

    Christensen

    Kathy Li
    Tel:  +1 480 614 3036
    E-mail:  kli@ChristensenIR.com

    Roger Hu
    Tel:  +86 158 1049 5326
    E-mail:  rhu@ChristensenIR.com

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares and per share data)

	December 31	March 31	June 30	June 30
	2009	2010	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	645,720	936,313	885,442	130,567
Restricted cash	60,539	83,440	100,462	14,814
Derivative contracts	7,360	47,275	66,527	9,810
Accounts receivable, net	587,488	848,959	828,939	122,236
Inventories, net	783,973	720,860	591,585	87,235
Advance to suppliers, net	979,762	995,542	954,220	140,709
Other current assets	180,315	224,419	225,340	33,230
Deferred tax assets	63,115	69,460	60,402	8,907
Amount due from related parties	12,458	86,730	96,220	14,189
Total current assets	3,320,730	4,012,998	3,809,137	561,697
Non-current assets
Fixed assets – net	1,586,283	1,599,247	1,764,560	260,202
Intangible assets – net	208,563	209,042	207,949	30,664
Goodwill	134,735	134,735	134,735	19,868
Deferred tax assets	13,789	14,417	15,013	2,214
Long-term deferred expenses	33,158	31,527	30,289	4,466
Total non-current assets	1,976,528	1,988,968	2,152,546	317,414
TOTAL ASSETS	5,297,258	6,001,966	5,961,683	879,111
LIABILITIES
Current liabilities
Derivative contracts	1,148	1,131	739	109
Short-term bank borrowings	404,764	783,132	530,985	78,299
Long-term bank borrowings, current portion	90,000	147,500	175,000	25,806
Accounts payable	441,768	416,885	410,061	60,468
Notes payable	186,921	266,650	209,590	30,906
Accrued expenses and other liabilities	191,895	212,716	270,674	39,914
Customer deposits	59,685	141,426	122,743	18,100
Unrecognized tax benefit	27,385	27,385	27,385	4,038
Amount due to related parties	16,765	38,074	59,578	8,785
Total current liabilities	1,420,331	2,034,899	1,806,755	266,425
Non-current liabilities
Long-term bank borrowings, non-current portion	380,000	300,000	250,000	36,865
Convertible notes payable	658,653	677,738	634,666	93,588
Deferred tax liability	26,566	26,419	26,271	3,874
Total non-current liabilities	1,065,219	1,004,157	910,937	134,327
TOTAL LIABILITIES	2,485,550	3,039,056	2,717,692	400,752

Redeemable ordinary shares	55	55	55	8

EQUITY
Shareholders’ equity
Ordinary shares	227	227	227	33
Additional paid-in capital	2,331,797	2,344,050	2,352,293	346,869
Statutory reserves	69,564	83,281	104,467	15,405
Retained earnings	410,065	535,297	786,949	116,044
	-	-	-	-
Total shareholders’ equity	2,811,653	2,962,855	3,243,936	478,351
TOTAL EQUITY	2,811,653	2,962,855	3,243,936	478,351
TOTAL LIABILITIES, MEZZAINNE EQUITY AND SHAREHOLDERS’ EQUITY	5,297,258	6,001,966	5,961,683	879,111

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares and per share data)

	June 30	March 31	June 30	June 30,
	2009	2010	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	RMB	USD
Net revenues	854,610	1,475,832	1,752,708	258,455
Cost of revenues	(907,645)	(1,203,334)	(1,383,868)	(204,065)
Gross profit / (loss)	(53,035)	272,498	368,840	54,390

Operating expenses
Selling expenses	(18,206)	(29,481)	(39,238)	(5,786)
G&A expenses	(47,002)	(38,027)	(42,092)	(6,207)
R&D expenses	(3,673)	(15,916)	(18,290)	(2,697)
Total operating expenses	(68,881)	(83,424)	(99,620)	(14,690)
Operating profit (loss)	(121,916)	189,074	269,220	39,700

Interest expenses	(36,091)	(40,919)	(40,230)	(5,932)
Interest income	1,060	544	1,285	189
Exchange gain (loss)	15,590	(47,011)	(82,258)	(12,130)
Gain (loss) on change in fair value of derivative	(49,423)	50,756	97,312	14,350
Gain (loss) on change in conversion feature fair value of convertible bond	(113,423)	(2,505)	57,765	8,518
Other income	276	3,008	9,196	1,356
Other expenses	(4,302)	(1,996)	(484)	(71)
Government grant	1,797	9,365	13,195	1,946
Net income (loss) before income tax	(306,432)	160,316	325,001	47,926
Income tax expenses	(13,475)	(21,367)	(52,163)	(7,692)
Net income (loss)	(319,907)	138,949	272,838	40,234
Net income (loss) attributable
to shareholders	(319,905)	138,949	272,838	40,234

Net income (loss) per share
Basic	(1.19)	0.48	0.94	0.14
Diluted	(1.19)	0.48	0.73	0.11

Shares used in computation
Basic	268,981,409	289,674,891	289,851,889	289,851,889
Diluted	268,981,409	290,187,034	335,514,967	335,514,967

Net income (loss) per ADS
Basic	(5.95)	2.40	4.71	0.69
Diluted	(5.95)	2.39	3.63	0.53

ADSs used in computation
Basic	53,796,282	57,934,978	57,970,378	57,970,378
Diluted	53,796,282	58,037,407	67,102,993	67,102,993

	For the three months ended		For the three months ended
	June 30, 2009	March 31, 2010	June 30, 2010	June 30, 2010
	(RMB million)	(RMB million)	(RMB million)	(US$ million)

Non-GAAP net income/(loss)	(196.6)	158.1	231.7	34.2

Fair value changes of the coversion features of the Convertible bonds	(113.4)	(2.5)	57.8	8.5

Accretion of interest of the Covertible bonds	(9.9)	(16.7)	(16.7)	(2.5)

GAAP net income/(loss)	(319.9)	138.9	272.8	40.2

	For the three months ended		For the three months ended
	June 30, 2009	March 31, 2010	June 30, 2010	June 30, 2010
	(RMB)	(RMB)	(RMB)	(USD)

Non GAAP net income per ADS - Basic	(3.66)	2.73	4.00	0.59

Fair value changes of the coversion features of the Convertible bonds	(2.11)	(0.04)	1.00	0.15

Accretion of interest of the Covertible bonds	(0.18)	(0.29)	(0.29)	(0.04)

Net profit contributed to Solarfun Power Holdings Co., Ltd shareholders per ADS - Basic	(5.95)	2.40	4.71	0.69

ADS (Basic)	53,796,282	57,934,978	57,970,378	57,970,378

	For the three months ended			Annualised for the 2nd quarter of 2009	Annualised for the 1st quarter of 2010	Annualised for the 2nd quarter of 2010
	June 30, 2009	March 31, 2010	June 30, 2010	June 30, 2009	March 31, 2010	June 30, 2010

Non-GAAP Return on Equity	-9.58%	6.65%	8.97%	-38.32%	26.60%	35.88%

Fair value changes of the coversion features of the Convertible bonds	-2.12%	-1.26%	0.36%	-8.47%	-5.04%	1.44%

Accretion of interest of the Covertible bonds	-0.37%	-0.58%	-0.54%	-1.49%	-2.32%	-2.16%

GAAP Return on equity	-12.07%	4.81%	8.79%	-48.28%	19.24%	35.16%

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares and per share data)

	June 30, 2009	March 31, 2010	June 30, 2010	June 30, 2010
	RMB	RMB	RMB	USD
Cash flow from operating activities
Net income (loss)	(319,905)	138,949	272,838	40,233

Adjustments to reconcile net income (loss) to net cash
provided (used) in operating activities:
Unrealised financial derivative	71,328	(39,932)	(19,644)	(2,897)
Amortization of convertible bonds discount	10,243	16,580	14,693	2,167
Fair value change of convertion feature	113,423	2,505	(57,765)	(8,518)
Loss from disposal of fixed assets	36	580	105	15
Depreciation and amortization	38,526	43,134	44,900	6,621
Amortization of long-term deferred expense	1,762	1,780	1,796	265
Provision for doubtful debt of advance to suppliers	236,515	163		0
Reversal of doubtful debt for accounts receivable	(115)	(278)		0
Provision for doubtful debt of accounts receivable		1,005		0
Write down of inventory	66,144	37,844	19,881	2,932
Stock compensation expense	11,905	7,149	7,492	1,105
Warranty provision	6,869	13,562	13,038	1,923
Deferred tax benefit	7,574	(7,120)	8,314	1,226
Unrecognized tax benefit	814	0	0	0
Changes in operating assets and liabilities
Restricted cash	45,516	(17,761)	(16,022)	(2,363)
Inventory	(14,300)	25,269	109,394	16,131
Account receivables	(312,117)	(262,198)	20,019	2,952
Advances to suppliers	39,827	(15,943)	41,322	6,093
Prepaid expense	31,401	12,865	(6,819)	(1,006)
Other current assets	17,451	(56,967)	5,898	868
Amount due from related parties	(24,416)	(74,272)	(9,489)	(1,399)
Accounts payable	114,088	57,354	(80,216)	(11,828)
Accrued expenses and other liabilities	(130)	7,259	44,919	6,624
Customer deposits	390	81,741	(18,683)	(2,755)
Amount due to related parties	(2,006)	21,309	21,504	3,171

Net cash provided (used) in operating activities	140,823	(5,423)	417,475	61,560

Cash flows from investing activities
Acquisition of fixed assets	(29,086)	(63,418)	(188,170)	(27,748)
Change of restricted cash	(35,867)	0	(6,140)	(905)
Acquisition of intangible assets		(1,538)	(140)	(21)

Net cash provided (used) in investing activities	(64,953)	(64,956)	(194,450)	(28,674)

Cash flows from financing activities
Proceeds from exercise of stock option	1,080	5,104	751	111
Proceeds from short-term bank borrowings	587,014	508,368	97,143	14,325
Payment of short term bank borrowings	(628,000)	(130,000)	(349,290)	(51,506)
Proceeds from long term bank borrowings	(7,500)		0	0
Payment for long term bank borrowings		(22,500)	(22,500)	(3,318)

Net cash provided (used) by financing activities	(47,406)	360,972	(273,896)	(40,388)

Unrealised foreign exchange gain/loss

Net increase (decrease) in cash and cash equivalents	28,464	290,593	(50,871)	(7,502)

Cash and cash equivalents at the beginning of period	466,276	645,720	936,313	138,069

Cash and cash equivalents at the end of period	494,740	936,313	885,442	130,567

Supplemental disclosure of cash flow information:
Interest paid	16,699	33,066	13,731	2,025
Income tax paid	5,035	8,404	31,542	4,651
Realized gain from derivative contracts	(2,029)	10,823	77,668	11,453
Supplemental schedule of non-cash activities:
Acquisition of fixed assets included in accounts payable, accrued expenses and other liabilities	(2,055)	(2,509)	16,332	2,408
Conversion of CB into ordinary shares	179
Transfer of unamortized debt issurance costs to equity
upon conversion of CB into oridinary shares	(5)